                                                                      EXHIBIT 12


     Statement Regarding Calculation of Ratio of Earnings to Fixed Charges

                               IPC Holdings, Ltd.

                       Ratio of Earnings to Fixed Charges
                             (Dollars in thousands)


                          Six Months
                         Ended June 30,              Year Ended December 31,
                         --------------  ----------------------------------------------
                            2005          2004      2003      2002      2001      2000
                         --------------  ----------------------------------------------
Net Income (Net Loss)     $151,599       138,613   260,629   157,906   (3,933)   44,225
Fixed Charges                 0             0         0         0        0         0
Ratio of earnings to
fixed charges                 -             -         -         -        -         -